UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2019

Commission File Number: 001-38376

 Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.
English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. dated November 11, 2019, that approved the Financial Statements for the nine-month period ended September 30, 2019 and 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on November 11, 2019.

2.
English translation of an excerpt of the minutes of a meeting of the Supervisory Commission of Central Puerto S.A. dated November 11, 2019, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on November 11, 2019

3.
English translation of a notice sent to the Buenos Aires Stock Exchange (Bolsa y Mercados Argentinos S.A., or the BYMA) regarding the information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated November 11, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 21, 2019	By:	/s/ LEONARDO MARINARO
Name: Leonardo Marinaro
Title: Attorney-in-Fact

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